United Community Banks, Inc.

Investor Presentation

First Quarter 2011

Jimmy C. Tallent
President & CEO

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & CRO

1 in Customer Satisfaction

United Community Banks.

Cautionary Statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.

United Community Banks

Non-GAAP Measures

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.

United Community Banks.

Highlights First Quarter

- $380 Million Capital Raise
- Execution of Asset Disposition Plan
- Credit Trends Improving
- Profitability in 2011

LOAN PORTFOLIO & CREDIT QUALITY

United Community Banks®

Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

United Community Banks.

Loan Portfolio *(total $4.19 billion)*

Geographic Diversity

$ in millions



Eastern Tennessee
6% $250
Gainesville MSA
7% $282
Coastal Georgia
7% $312
Western North Carolina
15% $640
Atlanta MSA
28% $1,179
North Georgia
37% $1,531
0%
6%
12%
18%
24%
29%
35%
41%



$.55B Residential Construction 13%
.11B Installment 3%
$1.19B Residential Mortgage 28%
$2.34B Commercial 56%

United Community Banks

Commercial Loans *(total $2.34 billion)*

Geographic Diversity

$ in millions


Eastern Tennessee
6% $146
Gainesville MSA
8% $178
Coastal Georgia
8% $195
Western North Carolina
9% $204
North Georgia
31% $732
Atlanta MSA
38% $882
0%
10%
20%
30%
40%


$.21B
Comm
Const
9%
$.43B
C & I
18%
$1.07B
Owner
Occupied
45%
$.63B
Income
Producing
28%

<u>Average Loan Size</u>

CRE:	$442k
C&I:	$85k
Comm. Constr.	$527k

United Community Banks

Commercial Real Estate *(by loan type)*

(in millions)

Loan Type	March 31, 2011 Amount	Percent
Office Buildings	$ 419	25 %
Retail	261	15
Small Warehouses/Storage	181	11
Churches	145	9
Other Small Business	139	8
Hotels/Motels	89	5
Convenience Stores	76	4
Franchise / Restaurants	75	4
Multi-Residential Properties	62	4
Farmland	51	3
Manufacturing Facility	46	3
Auto Dealership/Service	46	3
Golf Course/Recreation	44	3
Daycare Facility	24	1
Carwash	21	1
Funeral Home	13	1
Total	$ 1,692	100 %

Portfolio Characteristics

- 60% owner-occupied
- Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- $442K average loan size

United Community Banks

Commercial Construction *(by loan type)*

(in millions)

Loan Type		Amount	Percent 40,633	
Land Develop - Vacant (Improved)	$	77	36	%
Raw Land - Vacant (Unimproved)		54	25	
Commercial Land Development		36	17	
Miscellaneous Construction		22	10	
Office Buildings		14	7	
Retail Buildings		3	2	
Churches		3	1	
Carwash		2	1	
Poultry Houses		2	1	
Restaurants & Fast Foods/Franchise		1	0	
Total Commercial Construction	$	214	100	%

Portfolio Characteristics

- Average loan size: $527k

United Community Banks.

Residential Mortgage *(total $1.19 billion)*

Geographic Diversity

$ in millions



Gainesville MSA
6% $69
Eastern Tennessee
7% $80
Coastal Georgia
7% $83
Atlanta MSA
14% $165
Western North Carolina
26% $306
North Georgia
41% $483
0%
9%
17%
26%
34%
43%



$.32B
Home Equity
27%
Avg loan size: $44k
$.87B
Mortgage
73%
Avg loan size: $94k

Origination Characteristics

- No broker loans
- No sub-prime / Alt-A
- Policy Max LTV: 80-85%
- 51% of HE Primary Lien

United Community Banks.

Residential Construction *(total $.55 billion)*

Geographic Diversity

$ in millions



Eastern Tennessee
3% $15
Gainesville MSA
5% $26
Coastal Georgia
5% $27
Western North Carolina
19% $106
Atlanta MSA
20% $111
North Georgia
48% $266
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%



$.12B
Developing
25%
$.10B
Raw
14%
Land
$.23B
Lot
40%
$.05B
Sold
7%
$.10B
Spec
14%
Construction

Average Loan Size

Spec	$236k	Develop	$607k
Sold	$147k	Raw Land	$180k
		Lot	$96k

United Community Banks

Residential Construction – Total Company

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
Land Loans						
Developing Land	$ 116	$ 174	$ 190	$ 214	$ 290	$ (174)
Raw Land	69	99	104	110	124	(55)
Lot Loans	228	275	303	311	321	(93)
Total	**413**	**548**	**597**	**635**	**735**	**(322)**
Construction Loans						
Spec	88	97	109	125	153	(65)
Sold	49	50	58	60	72	(23)
Total	**137**	**147**	**167**	**185**	**225**	**(88)**
Total Res Construction	**$ 550**	**$ 695**	**$ 764**	**$ 820**	**$ 960**	**$ (410)**
By Region						
Atlanta	$ 110	$ 133	$ 159	$ 183	$ 228	$ (118)
Gainesville MSA	26	36	35	25	42	(16)
North Georgia	266	339	368	408	460	(194)
North Carolina	106	140	149	148	151	(45)
Coastal Georgia	27	30	35	37	55	(28)
Tennessee	15	17	18	19	24	(9)
Total Res Construction	**$ 550**	**$ 695**	**$ 764**	**$ 820**	**$ 960**	**$ (410)**

UNITED United Community Banks.

Residential Construction – North Georgia

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
Land Loans						
Developing Land	$ 62	$ 88	$ 98	$ 113	$ 148	$ (86)
Raw Land	27	40	42	45	43	(16)
Lot Loans	131	159	168	182	189	(58)
Total	**220**	**287**	**308**	**340**	**380**	**(160)**
Construction Loans						
Spec	25	31	38	44	54	(29)
Sold	21	21	22	24	26	(5)
Total	**46**	**52**	**60**	**68**	**80**	**(34)**
Total Res Construction	**$ 266**	**$ 339**	**$ 368**	**$ 408**	**$ 460**	**$ (194)**

United Community Banks.

Residential Construction – Atlanta MSA

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
Land Loans						
Developing Land	$ 22	$ 30	$ 34	$ 40	$ 66	$ (44)
Raw Land	19	23	27	32	43	(24)
Lot Loans	24	32	45	39	47	(23)
Total	**65**	**85**	**106**	**111**	**156**	**(91)**
Construction Loans						
Spec	34	38	42	48	58	(24)
Sold	11	10	11	10	14	(3)
Total	**45**	**48**	**53**	**58**	**72**	**(27)**
Total Res Construction	**$ 110**	**$ 133**	**$ 159**	**$ 169**	**$ 228**	**$ (118)**

United Community Banks

Credit Quality

(in millions)

	1Q11	4Q10	3Q10	2Q10	1Q10
Operating Net Charge-offs[1]	**$ 231.6**	**$ 47.7**	**$ 50.0**	**$ 61.3**	**$ 56.7**
as % of Average Loans[1]	20.70 %	4.03 %	4.12 %	4.98 %	4.51 %
Allowance for Loan Losses	**$ 133.1**	**$ 174.7**	**$ 174.6**	**$ 174.1**	**$ 173.9**
as % of Total Loans	3.17 %	3.79 %	3.67 %	3.57 %	3.48 %
as % of NPLs	159	98	80	78	62
as % of NPLs - Adjusted[2]	379	274	257	234	142
Past Due Loans (30 89 Days)	**1.26 %**	**1.26 %**	**1.24 %**	**1.69 %**	**2.17 %**
Non-Performing Loans	**$ 83.8**	**$ 179.1**	**$ 217.8**	**$ 224.3**	**$ 280.8**
OREO	**54.4**	**142.2**	**129.9**	**123.9**	**136.3**
Total NPAs	**$ 138.2**	**$ 321.3**	**$ 347.7**	**$ 348.2**	**$ 417.1**
As % of Original Principal Balance					
Non-Performing Loans	**57.3 %**	**67.2 %**	**70.0 %**	**69.4 %**	**71.6 %**
OREO	**30.3**	**64.4**	**65.9**	**71.9**	**67.4**
Total NPAs					
as % of Total Assets	**1.73**	**4.32**	**4.96**	**4.55**	**5.32**
as % of Loans & OREO	**3.25**	**6.77**	**7.11**	**6.97**	**8.13**

(1) Excludes $11.75 million partial recovery of 2007 fraud loss
(2) Excluding loans w ith no allocated reserve

United Community Banks.

NPL Inflow Trends

Quarterly NPL Inflows and Default Rates Since 2009


71.7%
Decline
from Peak
NPL Inflows ($mm)
Quarterly Default Rate
$200.0
$150.0
$100.0
$50.0
$0.0
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
$174.8
$177.7
$193.3
$174.9
$139.0
$155.0
$119.8
$81.0
$54.7
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Quarterly Default Rate
Resi Construction
Com. Construction
Resi. Mortgage
Com. RE
Commercial
Consumer

Total NPLs ($mm)


72.5%
Decline
from Peak
$320.0
$240.0
$160.0
$80.0
$0.0
$259.2
$287.8
$304.4
$264.1
$280.8
$224.3
$217.8
$179.1
$83.8
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11

United Community Banks.

Net Charge-offs by Loan Category

(in thousands)

	1Q11				% of Average Loans (Annualized)		
	Net Charge-Offs						
	Total	Asset Disposition Plan	Other	% of Avg Loans [(1)]	4Q10[(2)]	3Q10	2Q10
Commercial (sec. by RE)	$ 48,607	$ 45,765	$ 2,842	.65 %	1.45 %	3.16 %	2.21 %
Commercial Construction	49,715	48,569	1,146	1.77	5.12	2.40	1.67
Commercial & Industrial	4,040	3,527	513	.46	2.54	1.07	.85
Total Commercial	102,362	97,861	4,501	0.73	2.09	2.70	1.91
Residential Construction	92,138	81,495	10,643	6.72	13.28	11.99	18.71
Residential Mortgage	36,383	31,394	4,989	1.59	2.80	2.29	1.90
Consumer/ Installment	691	308	383	1.19	2.06	2.90	3.53
Total Net Charge-offs	**$ 231,574**	**$ 211,058**	**$ 20,516**	**1.84**	**4.03**	**4.12**	**4.98**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks

Net Charge-offs by Market

(in thousands)

	1Q11				% of Average Loans (Annualized)		
	Net Charge-Offs						
	Total	Asset Disposition Plan	Other	% of Avg Loans (1)	4Q10(2)	3Q10	2Q10
Atlanta MSA	$ 56,489	$ 53,193	$ 3,296	1.04 %	4.48 %	3.97 %	4.85 %
Gainesville MSA	8,616	7,662	954	1.32	4.37	1.40	3.01
North Georgia	123,305	114,761	8,544	2.06	4.26	5.92	6.19
Western North Carolina	26,447	19,698	6,749	3.98	2.87 (2)	2.99	3.86
Coastal Georgia	12,003	11,662	341	0.42	4.27	3.05	6.07
East Tennessee	4,714	4,082	632	1.00	2.53	.52	1.53
Total	**$ 231,574**	**$ 211,058**	**$ 20,516**	**1.84**	**4.03**	**4.12**	**4.98**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks.

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	1Q11 NPLs	1Q11 OREO	1Q11 Total NPAs
Commercial (sec. by RE)	$ 20,648	$ 7,886	$ 28,534
Commercial Construction	3,701	11,568	15,269
Commercial & Industrial	2,198	-	2,198
Total Commercial	**26,547**	**19,454**	**46,001**
Residential Construction	32,038	25,807	57,845
Residential Mortgage	23,711	9,117	32,828
Consumer/ Installment	1,473	-	1,473
Total	**$ 83,769**	**$ 54,378**	**$ 138,147**

MARKETS	1Q11 NPLs	1Q11 OREO	1Q11 Total NPAs
Atlanta MSA	$ 21,501	$ 16,913	$ 38,414
Gainesville MSA	4,332	2,157	6,489
North Georgia	30,214	23,094	53,308
Western N. Carolina	18,849	7,802	26,651
Coastal Georgia	5,847	3,781	9,628
East Tennessee	3,026	631	3,657
Total	**$ 83,769**	**$ 54,378**	**$ 138,147**

United Community Banks

Financial Review

Core Earnings Summary

(In Thousands)	1Q11	Variance - Fav (Unfav) 4Q10	Variance - Fav (Unfav) 1Q10
Net Interest Revenue	**$ 58,406**	**$ (1,726)**	**$ (2,873)**
Fee Revenue	11,655	107	150
Gross Revenue	**70,061**	**(1,619)**	**(2,723)**
Operating Expense (Excl OREO)	46,644	(2,540)	(2,737)
Pre-Tax, Pre-Credit (Core)	**$ 23,417**	**$ (4,159)**	**$ (5,460)**

Net Interest Margin	**3.41 %***	**(.17) %**	**(.08) %**

*Excludes impact of interest reversals on bulk loan sale.

United Community Banks.

Net Interest Margin



4.5%
3.0%
1.5%
.0%
4.15%
4.24%
4.13%
4.35%
4.05%
4.37%
3.87%
3.49%
3.60%
3.57%
3.58%
3.41%
1Q10
2Q10
3Q10
4Q10
1Q11
NIM
NIM – Core Credit(1)(2)

(1) Excludes impact of reversal of interest on performing loans classified as held for sale – Q1 2011
(2) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Core margin changes
  - -17 bps vs. 4Q10
  - -8 bps vs. 1Q10
- Maintained loan pricing;
- Lowered core & CD pricing
- 1Q Excess liquidity – lowered Margin by 49 bps and 30 bps in Q4

United Community Banks

Margin – Credit Costs


.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.66%
.47%
.46%
.20%
.19%
.14%
.11%
.11%
.26%
.25%
.22%
.19%
.16%
.20%
.20%
.20%
.17%
.19%
1Q10
2Q10
3Q10
4Q10
1Q11
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit cycle – significant drag; but improving
- Cost 1Q11 vs. Historical – 34 bps (annual earnings impact of $23.5 million)
- 1 bps = $690K NIR

*Excludes bulk loan sale impact of 11 bps

United Community Banks.

Deposit Mix *(total $6.6 billion)*

($ in millions)

	1Q11	4Q10	1Q10	4Q08
Demand / NOW	$ 1,576	$ 1,573	$ 1,489	$ 1,457
MMDA / Savings	1,149	1,063	908	630
Core Transaction	**2,725**	**2,636**	**2,397**	**2,087**
Time < $100,000	1,570	1,491	1,636	1,945
Public Deposits	628	663	611	755
Total Core	**4,923**	**4,790**	**4,644**	**4,787**
Time >$100,000	946	940	1,059	1,336
Public Deposits	44	62	74	87
Total Customer	**5,913**	**5,792**	**5,777**	**6,210**
Brokered Deposits	685	677	711	793
Total Deposits	**$ 6,598**	**$ 6,469**	**$ 6,488**	**$ 7,003**

Core Transaction: +89 (1Q11 vs 4Q10); +328 (4Q10 vs 1Q10)

13.7% Growth

Core Transaction: +638 (1Q11 vs 4Q08)

30.6% Growth


1Q11
$6.6B
Brokered
10%
Demand & NOW
24%
Public Funds
10%
Time >$100k
14%
MMDA & Sav.
18%
Time <$100k
24%
4Q08
$7.0B
Brokered
11%
Demand & NOW
21%
Public Funds
12%
MMDA & Sav.
9%
Time >$100k
19%
Time <$100k
28%

Fee Revenue - Core

(In Thousands)

	1Q11	Over (Under) 4Q10	Over (Under) 1Q10
NSF & Bounce Safe Fees	$ 3,510	$ (322)	$ (806)
ATM Fees	2,530	(5)	177
Other Service Charges	680	8	(98)
Mortgage Loan & Related Fees	1,494	(374)	15
Brokerage Fees	677	(101)	110
Other	2,892	817	780
	$ 11,783	**$ 23**	**$ 178**

Excludes Securities Gains (Losses)

United Community Banks.

Operating Expenses - Core

(In Thousands)

		Over (Under)	
	1Q11	**4Q10**	**1Q10**
Salaries & Employee Benefits	$ 24,924	$ 1,147	564
Communications & Equipment	3,344	(33)	71
Occupancy	4,074	50	260
FDIC Assessment	5,413	2,114	1,787
Advertising & Public Relations	978	(124)	(65)
Postage, Printing & Supplies	1,118	55	(107)
Professional Fees	2,330	(686)	387
Other Expense	4,591	(67)	(132)
	$ 46,772	**$ 2,456**	**$ 2,765**

Excludes foreclosed property costs

United Community Banks.

Net Operating Loss – From Continuing Operations

(In Thousands)

	1Q11	4Q10	1Q10
Pre-Tax, Pre-Credit (Core)	**$ 23,417**	**$ 27,576**	**$ 28,877**
Provision for Loan Loss	(190,000)	(47,750)	(75,000)
Foreclosed Property Costs:			
Write-downs	(48,585)	(8,031)	(4,579)
Losses on Sales	(12,020)	(7,818)	(3,518)
Maintenance, Taxes, Etc.	(4,294)	(4,753)	(2,716)
Securities Gains, Net	55	-	61
Gain from Sale of Tax Credits	-	682	-
Bulk Loan Sale:			
Interest on Performing Loans HFS	(2,014)	-	-
Property Taxes	(2,600)	-	-
Professional Fees	(1,000)	-	-
Income Taxes - Benefit	94,555	16,520	22,417
Net Operating Loss	**$ (142,486)**	**$ (23,574)**	**$ (34,458)**
Net Operating Loss per Share	**$ (1.57)**	**$ (.28)**	**$ (.39)**

United Community Banks.

Net Loss

(In Thousands)

	1Q11	4Q10	1Q10
Net Operating Loss	**$(142,486)**	**$ (23,574)**	**$ (34,458)**
Loss from Discontinued Operations	-	-	(101)
Gain from Sale of Brintech	-	-	1,266
Partial Recovery of Fraud Loss (11,750 pre-tax)	-	7,179	-
Net Loss	**$(142,486)**	**$ (16,395)**	**$ (33,293)**
Preferred Stock Div (TARP)	(2,778)	(2,586)	(2,572)
Net Loss per Share	**$ (1.57)**	**$ (.20)**	**$ (.38)**
Book Value	**2.96**	**4.84**	**7.95**
Tangible Book Value (Pro Forma - $2.26)	**2.89**	**4.76**	**5.62**
Shares Outstanding (millions)	**104.5**	**94.7**	**94.1**

United Community Banks.

Capital Ratios

	Well-Capitalized	Guideline	Pro Forma Mar '11[1]	MAR '11	DEC '10	SEP '10
Bank						
Tier 1 RBC	6%	> 9%		13.0%	10.8%	11.4%
Total RBC	10%	> 11%		14.7	12.6	13.2
Tier I Leverage	5%	> 8%		8.3	7.5	7.9
Holding Company						
Tier I RBC			13.2	7.8	9.7	12.5
Total RBC			15.7	15.6	12.1	14.4
Tier I Leverage			8.5	5.1	6.8	8.7
Tangible Equity to Assets		> 6%	10.6[2]	8.7	8.8	9.2
Tangible Common to Assets		> 6%	8.2[2]	5.5	6.4	6.8

(1) Assumes conversion of the Mandatorily Convertible Preferred Stock that was issued in the Capital Raise on March 30, 2011

(2) As of period-end

UNITED United Community Banks.

UNITED

United Community Banks®

United at a Glance


TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

- Assets $8.0 Billion
- Deposits $6.6 Billion
- Banks 27
- Offices 106

United Community Banks.
UNITED

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	37
Guy Freeman	Chief Operating Officer	1992	53
Rex Schuette	Chief Financial Officer	2001	34
David Shearrow	Chief Risk Officer	2007	30
Glenn White	President, Atlanta Region	2007	37
Craig Metz	Marketing	2002	19
Bill Gilbert	Retail Banking	2000	35

United Community Banks

Business and Operating Model

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $8.0 billion bank*

- **Service is point of differentiation**
  - *#1 in Customer Satisfaction*
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

United Community Banks.

Robust Demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%) Actual 2000 - 2010	Population Growth (%) Projected 2010 - 2015
North Georgia	394	23 %	7 %
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] ***Population data is for 2010 and includes those markets where United takes deposits.***
Source: SNL

United Community Banks.

Market Share Opportunities

(excellent growth prospects)

Markets	Market Deposits *(in billions)* [1]	United Deposits [2]	Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$ 7.7	$ 2.5	11	23	31 %	1
Atlanta MSA	50.0	2.1	10	38	4	7
Gainesville MSA	2.5	.3	1	6	13	3
Coastal Georgia	7.3	.4	2	9	5	8
Western North Carolina	7.5	1.0	1	20	13	3
East Tennessee	14.9	.3	2	10	2	10
Total Markets	**$ 89.9**	**$ 6.6**	**27**	**106**		

[1] ***FDIC deposit market share and rank as of 6/10 for markets where United takes deposits. Source: SNL and FDIC.***

[2] ***Based on current quarter.***

Leading Demographics

Rank	Ticker	Company[(1)]	State	Total Assets ($ B)	2010 - 2015 Population Growth [(2)]
1	CFR	Cullen/Frost Bankers, Inc.	TX	$17.6	9.05 %
2	WAL	Western Alliance Bancorporation	AZ	6.2	7.85
3	PRSP	Prosperity Bancshares, Inc.	TX	9.7	7.35
4	GBCI	Glacier Bancorp, Inc.	MT	6.8	7.25
5	FCNCA	First Citizens Bancshares, Inc.	NC	20.8	7.20
6	IBOC	International Bancshares Corporation	TX	11.9	7.00
7	**UCBI**	**United Community Banks, Inc.**	**GA**	**8.0**	**7.00**
8	TCBI	Texas Capital Bancshares, Inc.	TX	6.1	6.75
9	HBHC	Hancock Holding Company	MS	8.3	6.25
10	FCBN	First Citizens Bancorporation, Inc.	SC	8.4	6.00
11	FIBK	First Interstate BancSystem, Inc.	MT	7.5	5.95
12	BOKF	BOK Financial Corporation	OK	23.9	5.90
13	SNV	Synovus Financial Corp.	GA	30.1	5.05
14	FHN	First Horizon National Corporation	TN	24.4	4.40
15	CBCYB	Central Bancompany, Inc.	MO	9.6	4.30

Note: Financial information as of December 31, 2010
(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of December 31, 2010
(2) Population growth weighted by county (cumulative)
Data Source: SNL Financial

United Community Banks.

Performing Classified Loans

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 120	$ 157	$ 157	$ 141	$ 152
Commercial Construction	35	90	103	78	75
Commercial & Industrial	16	17	22	22	35
TOTAL COMMERCIAL	**171**	**264**	**282**	**241**	**262**
Consumer / Installment	2	3	4	4	4
Residential Construction	81	159	178	149	154
Residential Mortgage	69	86	86	80	81
LOANS	**$ 323**	**$ 512**	**$ 550**	**$ 474**	**$ 501**

United Community Banks

Business Mix Loans *(at quarter-end)*

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
LOANS BY CATEGORY						
Commercial (sec. by R/E)	$ 1,692	$ 1,761	$ 1,781	$ 1,780	$ 1,765	$ (73)
Commercial Construction	213	297	310	342	357	(144)
Commercial & Industrial	431	441	456	441	381	50
Total Commercial	**2,336**	**2,499**	**2,547**	**2,563**	**2,503**	**(167)**
Residential Construction	550	695	764	820	960	(410)
Residential Mortgage	1,187	1,279	1,316	1,356	1,390	(203)
Consumer / Installment	121	131	133	134	139	(18)
TOTAL LOANS	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ (798)**

UNITED United Community Banks.

Loans – Markets Served *(at quarter-end)*

(in millions)	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
LOANS BY MARKET						
Atlanta MSA	$ 1,179	$ 1,310	$ 1,365	$ 1,373	$ 1,404	$ (225)
Gainesville MSA	282	312	316	343	372	(90)
North Georgia	1,531	1,689	1,755	1,808	1,814	(283)
Western North Carolina	640	702	719	738	756	(116)
Coastal Georgia	312	335	345	356	388	(76)
East Tennessee	250	256	260	255	258	(8)
Total	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ (798)**

United Community Banks.

Business Mix Loans *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY CATEGORY					
Commercial (sec. by R/E)	$ 1,761	$ 1,779	$ 1,627	$ 1,476	$ 1,230
Commercial Construction	297	363	500	527	469
Commercial & Industrial	441	390	410	418	296
Total Commercial	**2,499**	**2,532**	**2,537**	**2,421**	**1,995**
Residential Construction	695	1,050	1,479	1,829	1,864
Residential Mortgage	1,279	1,427	1,526	1,502	1,338
Consumer / Installment	131	142	163	177	180
TOTAL LOANS	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

United Community Banks

Loans – Markets Served *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY MARKET					
Atlanta MSA	$ 1,310	$ 1,435	$ 1,706	$ 2,002	$ 1,651
Gainesville MSA	312	390	420	399	354
North Georgia	1,689	1,884	2,040	2,060	2,034
Western North Carolina	702	772	810	806	773
Coastal Georgia	335	405	464	416	358
East Tennessee	256	265	265	246	207
Total	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

United Community Banks

Lending – Credit Summary

(in millions)

Legal lending limit	$219
House lending limit	20
✓ Project lending limit	12
Top 25 relationships	420
✓ 10.0% of total loans	

Regional credit review – Standard underwriting

United Community Banks.

NPAs by Loan Category, Market, and Activity

Credit Quality [1]

(in thousands)	First Quarter 2011 [2] Non-performing Loans	Foreclosed Properties	Total NPAs	Fourth Quarter 2010 Non-performing Loans	Foreclosed Properties	Total NPAs	Third Quarter 2010 Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 20,648	$ 7,886	$ 28,534	$ 44,927	$ 23,659	$ 68,586	$ 53,646	$ 14,838	$ 68,484
Commercial construction	3,701	11,568	15,269	21,374	17,808	39,182	17,279	15,125	32,404
Commercial & industrial	2,198	-	2,198	5,611	-	5,611	7,670	-	7,670
Total commercial	26,547	19,454	46,001	71,912	41,467	113,379	78,595	29,963	108,558
Residential construction	32,038	25,807	57,845	54,505	78,231	132,736	79,321	73,206	152,527
Residential mortgage	23,711	9,117	32,828	51,083	22,510	73,593	58,107	26,795	84,902
Consumer / installment	1,473	-	1,473	1,594	-	1,594	1,743	-	1,743
Total NPAs	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730
Balance as a % of Unpaid Principal	57.3%	30.3%	42.4%	67.2%	64.4%	65.9%	70.0%	65.9%	68.4%
NPAs BY MARKET									
Atlanta MSA	$ 21,501	$ 16,913	$ 38,414	$ 48,289	$ 41,154	$ 89,443	$ 65,304	$ 32,785	$ 98,089
Gainesville MSA	4,332	2,157	6,489	5,171	9,273	14,444	11,905	5,685	17,590
North Georgia	30,214	23,094	53,308	83,551	66,211	149,762	92,295	67,439	159,734
Western North Carolina	18,849	7,802	26,651	25,832	11,553	37,385	31,545	11,559	43,104
Coastal Georgia	5,847	3,781	9,628	11,145	11,901	23,046	10,611	10,951	21,562
East Tennessee	3,026	631	3,657	5,106	2,116	7,222	6,106	1,545	7,651
Total NPAs	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730
NPA ACTIVITY									
Beginning Balance	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
Loans placed on non-accrual	54,730	-	54,730	81,023	-	81,023	119,783	-	119,783
Payments received	(3,550)	-	(3,550)	(7,250)	-	(7,250)	(11,469)	-	(11,469)
Loan charge-offs	(43,969)	-	(43,969)	(47,913)	-	(47,913)	(52,647)	-	(52,647)
Foreclosures	(17,052)	17,052	-	(61,432)	61,432	-	(59,844)	59,844	-
Capitalized costs	-	270	270	-	170	170	-	601	601
Note / property sales	(11,400)	(44,547)	(55,947)	(3,100)	(33,509)	(36,609)	(2,392)	(40,203)	(42,595)
Loans held for sale	(74,084)	-	(74,084)	-	-	-	-	-	-
Write downs	-	(48,585)	(48,585)	-	(8,031)	(8,031)	-	(7,051)	(7,051)
Net losses on sales	-	(12,020)	(12,020)	-	(7,818)	(7,818)	-	(7,137)	(7,137)
Ending Balance	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

United Community Banks.

Net Charge-offs by Category and Market

Credit Quality [1]

(in thousands)	First Quarter 2011 [3] Net Charge-Offs	First Quarter 2011 [3] Net Charge-Offs to Average Loans [5]	Fourth Quarter 2010 [4] Net Charge-Offs	Fourth Quarter 2010 [4] Net Charge-Offs to Average Loans [5]	Third Quarter 2010 Net Charge-Offs	Third Quarter 2010 Net Charge-Offs to Average Loans [5]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 48,607	11.07 %	$ 6,493	1.45 %	$ 14,212	3.16 %
Commercial construction	49,715	76.95	3,924	5.12	1,972	2.40
Commercial & industrial	4,040	3.64	2,891	2.54	1,207	1.07
Total commercial	102,362	16.66	13,308	2.09	17,391	2.70
Residential construction	92,138	58.20	24,497	13.28	23,934	11.99
Residential mortgage	36,383	11.62	9,176	2.80	7,695	2.29
Consumer / installment	691	2.16	687	2.06	978	2.90
Total	$ 231,574	20.71	$ 47,668	4.03	$ 49,998	4.12
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 56,489	17.86 %	$ 15,222	4.48 %	$ 13,753	3.97 %
Gainesville MSA	8,616	11.93	3,434	4.37	1,143	1.40
North Georgia	123,305	29.66	18,537	4.26	26,554	5.92
Western North Carolina	26,447	15.61	5,154	2.87	5,509	2.99
Coastal Georgia	12,003	14.80	3,670	4.27	2,702	3.05
East Tennessee	4,714	7.47	1,651	2.53	337	.52
Total	$ 231,574	20.71	$ 47,668	4.03	$ 49,998	4.12

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

(2) The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

(3) Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first quarter of 2011. A separate schedule has been included in this earnings release presenting the components of net charge-offs by loan category and geographic market for the first quarter of 2011.

(4) North Carolina residential construction net charge offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.

(5) Annualized.

United Community Banks

Net Charge-offs by Category and Market
Asset Disposition Plan

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

(in thousands)	Asset Disposition Plan: Bulk Loan Sale [2]: Performing Loans	Asset Disposition Plan: Bulk Loan Sale [2]: Nonperforming Loans	Asset Disposition Plan: Other Bulk Loan Sales [3]	Asset Disposition Plan: Foreclosure Charge-Offs [4]	Other Net Charge-Offs	First Quarter 2011 Net Charge-Offs
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

(2) Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

(3) Losses on smaller bulk sale transactions completed during the first quarter of 2011.

(4) Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

United Community Banks

Credit Quality – Bulk Loan Sale Summary

Credit Quality - Bulk Loan Sale Summary [(1)]

(in thousands)	Performing Loans: Carrying Amount [(2)]	Performing Loans: Charge-Offs [(3)]	Performing Loans: Loans Held for Sale [(4)]	Nonperforming Loans: Carrying Amount [(2)]	Nonperforming Loans: Charge-Offs [(3)]	Nonperforming Loans: Loans Held for Sale [(4)]	Total Loans: Carrying Amount [(2)]	Total Loans: Charge-Offs [(3)]	Total Loans: Loans Held for Sale [(4)]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[(1)] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[(2)] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[(3)] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[(4)] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

United Community Banks.

Loans / Deposits – Liquidity

(in millions)

	1Q11	4Q10	1Q10	Variance vs 4Q10	Variance vs 1Q10
Loans	$ 4,194	$ 4,604	$ 4,992	$ (410)	$ (798)
Core (DDA, MMDA, Savings)	$ 2,725	$ 2,636	$ 2,397	$ 89	$ 328
Public Funds	672	725	685	(53)	(13)
CD's	2,516	2,431	2,695	85	(179)
Total Deposits (excl Brokered)	$ 5,913	$ 5,792	$ 5,777	$ 121	$ 136
Loan to Deposit Ratio	**71%**	**79%**	**86%**		
Investment Securities	$ 1,880	$ 1,490	$ 1,527	$ 390	$ 353
Percent of Assets	**25%**	**20%**	**19%**		
Commercial & Short-Term Paper	$ 470	$ 442	$ 183	$ 28	$ 287
Floating Rate Securities	297	172	100	125	197
Excess Fed and Other Cash	391	37	40	354	351
Total Excess Liquidity	**$ 1,158**	**$ 651**	**$ 323**	**$ 507**	**$ 835**

United Community Banks.

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	1Q11	4Q10	1Q10	Variance vs 4Q10	Variance vs 1Q10
Wholesale Borrowings						
Brokered Deposits	$ 1,309	$ 684	$ 677	$ 711	$ 7	$ (27)
FHLB	979	55	55	114	-	(59)
Fed Funds	50	-	-	-	-	-
Other Wholesale	149	102	101	102	1	-
Total	$ 2,487	**$ 841**	**$ 833**	**$ 927**	**$ 8**	**$ (86)**
Long-Term Debt						
Sub-Debt		$ 96	$ 96	$ 96	$ -	$ -
Trust Preferred Securities		54	54	54	-	-
Total Long-Term Debt		**$ 150**	**$ 150**	**$ 150**	**$ -**	**$ -**

United Community Banks.

Business Mix – Deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	1Q11	4Q10	3Q10	2Q10	1Q10	1Q11 vs. 1Q10
Demand & Now	$ 1,576	$ 1,573	$ 1,582	$ 1,561	$ 1,489	$ 87
MMDA & Savings	1,149	1,063	977	930	908	183
Core Transaction Deposits	**2,725**	**2,636**	**2,559**	**2,491**	**2,397**	**270**
Time < $100,000	1,570	1,491	1,492	1,569	1,636	(66)
Public Deposits	628	663	561	564	611	17
Total Core Deposits	**4,923**	**4,790**	**4,612**	**4,624**	**4,644**	**221**
Time > $100,000	946	940	971	1,028	1,059	(113)
Public Deposits	44	62	62	66	73	(29)
Total Customer Deposits	**5,913**	**5,792**	**5,645**	**5,718**	**5,776**	**79**
Brokered Deposits	685	677	354	612	711	(26)
Total Deposits	**$ 6,598**	**$ 6,469**	**$ 5,999**	**$ 6,330**	**$ 6,487**	**$ 53**

United Community Banks.

Core Transaction Deposits

Geographic Diversity


1Q 10
1Q 11
$ in millions
Eastern Tennessee
$120
$149
Coastal Georgia
$140
$165
Gainesville MSA
$150
$173
Western North Carolina
$423
$462
North Georgia
$672
$754
Atlanta MSA
$892
$1,022
$0
$300
$600
$900
$1,200

Core Transactions / Total Deposits (%)

	1Q11	1Q10
Atlanta MSA	49.8 %	45.7 %
North Georgia	40.7	37.4
Western NC	48.3	43.2
Gainesville MSA	50.7	45.7
Coastal GA	42.6	34.6
Eastern TN	46.5	38.0
Total	**46.1 %**	**41.5 %**

United Community Banks

NPA Sale in 2Q10

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*	
Commercial	$ 29.4
Commercial Construction	11.3
Residential Construction	62.4
Total	$ 103.1

MARKETS *(in millions)*	
Atlanta	$ 10.7
Gainesville	13.5
N. Georgia	50.0
Coastal Georgia	7.6
North Carolina	21.3
	$ 103.1

United Community Banks.

NPA Sale – Fair Value Accounting 2Q10

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Regulatory Capital" (DTA)

(in millions)

	Income Statement	Capital Surplus
Fair Value of Warrants / Option	$ (39.8)	$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)	
Closing Costs	(1.0)	
Total Charge to Expense	(45.3)	
Tax Benefit	15.3	
Impact on Net Loss	$ (30.0)	$ 39.8
Impact on GAAP Equity	$ +9.8	

United Community Banks.

Non-GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	1Q11	4Q10	1Q10
Core net interest revenue reconciliation [1]			
Core net interest revenue	$ 58,406	$ 60,132	$ 61,279
Interest reversals on performing loans transferred to held for sale	(2,014)	-	-
Net interest revenue (GAAP)	**$ 56,392**	**$ 60,132**	**$ 61,279**
Core fee revenue reconciliation [1]			
Core fee revenue	$ 11,783	$ 11,760	$ 11,605
Securities gains, net	55	-	61
Gain from sale of tax credits	-	682	-
Fee revenue (GAAP)	**$ 11,838**	**$ 12,442**	**$ 11,666**
Core operating expense reconciliation [1]			
Core operating expense	$ 46,772	$ 44,316	$ 44,007
Foreclosed property expense	64,899	20,602	10,813
Property taxes on collateral for loans held for sale	2,600	-	-
Professional fees related to loans held for sale	1,000	-	-
Operating expense (GAAP)	**$ 115,271**	**$ 64,918**	**$ 54,820**
Diluted loss per common share reconciliation [1]			
Diluted operating loss per common share	$ (1.57)	$ (.28)	$ (.66)
Provision for special fraud-related loan loss and partial recovery	-	.08	-
Diluted loss per common share (GAAP)	**$ (1.57)**	**$ (.20)**	**$ (.66)**

(1) From continuing operations

United Community Banks.

Non-GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation		
	1Q11	**4Q10**	**1Q10**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	3.87 %	4.05 %	4.15 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.46)	(.47)	(.66)
Core net interest margin	**3.41**	**3.58**	**3.49**
Effect of interest reversals on performing loans transferred to held for sale	(.11)	-	-
Net interest margin	**3.30 %**	**3.58 %**	**3.49 %**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	6.35 %	6.35 %	7.13 %
Effect of preferred equity	2.40	2.40	2.26
Tangible equity to tangible assets	**8.75**	**8.75**	**9.39**
Effect of goodwill and other intangibles	.10	.10	2.51
Equity to assets (GAAP)	**8.85 %**	**8.85 %**	**11.90 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	6.40 %	9.05 %	10.03 %
Effect of preferred equity	5.97	3.52	3.29
Tangible equity to risk weighted assets	**12.37**	**12.57**	**13.32**
Effect of other comprehensive income	(.58)	(.62)	(.85)
Effect of trust preferred	1.12	1.06	1.00
Effect of deferred tax asset limitation	(5.10)	(3.34)	(1.75)
Tier I capital ratio (Regulatory)	**7.81 %**	**9.67 %**	**11.72 %**

United Community Banks.

Analyst Coverage

- **FBR Capital**
  (Market Perform - Mar 17, 2011)
- **FIG Partners**
  (Market Perform - Mar 18, 2011)
- **Guggenheim Securities, LLC**
  (Neutral - Jan 4, 2011)
- **Keefe, Bruyette & Woods**
  (Market Perform - Mar 17, 2011)
- **Macquarie Capital (USA)**
  (Neutral - Mar 17, 2011)
- **Raymond James & Assoc.**
  (Market Perform - Nov 1, 2010)
- **Sandler O'Neill & Partners**
  (Hold - Feb 24, 2011)
- **Stephens, Inc.**
  (Equal Weight - Feb 1, 2011)
- **SunTrust Robinson Humphrey**
  (Neutral - Mar 17, 2011)

United Community Banks.

United Community Banks, Inc.

Investor Presentation

First Quarter 2011

United Community Banks